Media Release 1 | 7
Exhibit 99.1
Media Release
  Frankfurt am Main
17 November 2025
Scaling the Global Hausbank: Deutsche Bank
launches new phase of growth and value creation
–Return on tangible equity target raised to greater than 13% by 2028
–Payout ratio planned to increase to 60% from 2026
Deutsche Bank today announces the next phase of its strategy and financial targets for 2028. Having restored the bank’s profitability and strengthened its foundations, management’s focus in the next phase will be on accelerating value creation by scaling the Global Hausbank. Deutsche Bank’s goal is to tap significant further growth potential, building on its position as the trusted partner for clients in a changing environment.
Deutsche Bank’s longer-term vision is to become the European champion in banking, characterized by leadership in key business segments on a European level, market-leading returns and a deep and scaled global presence, based on a resilient business model leveraging the potential of AI and a strong balance sheet.
The bank has set objectives for significant growth in revenues, profitability and returns to shareholders over the period to 2028. It aims to achieve these goals by deploying three key levers: focused business growth, strict capital discipline and implementing a scalable operating model. All levers are supported by disciplined use of the bank’s Shareholder Value Add (SVA) performance framework.

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main	Internet: db.com/news Email: db.media@db.com

Media Release 2 | 7
Deutsche Bank’s financial objectives for the period to 2028 include:
•Achieving a Return on Tangible Equity (RoTE) target of greater than 13% by
2028, up from the bank’s 2025 target of above 10%
•Driving compound annual revenue growth of above 5%, with revenues rising from a forecast of around € 32 billion in 2025 to around € 37 billion in 2028
•Reaching a cost/income ratio target of below 60% by 2028, down from the bank’s 2025 target of below 65%. The bank aims to make continued
investments in business growth and technology while driving targeted programs to deliver gross cost efficiencies of approximately € 2 billion
•Maintaining a Common Equity Tier 1 (CET1) capital ratio within an unchanged intended operating range of 13.5-14.0%
•Raising the payout ratio to 60% of net profit attributable to Deutsche Bank shareholders from 2026, up from the bank’s current target of 50%. The bank sees scope to make additional distributions of excess capital, or deploy this capital to support focused growth, when the CET1 capital ratio is sustainably above 14%
“Thanks to the progress we made over the past years, we are better equipped than ever to support our clients as their trusted partner in a fast-changing environment, and to generate more value for our shareholders,” Christian Sewing, Chief
Executive Officer, said. “As the Global Hausbank, we plan to grow by building on our position as the market leader in Germany, the European alternative in global banking, and the gateway to Europe for clients around the world.”
He continued: “Our long-term vision is to be the European champion, and we have everything in our hands to make this a reality. Over the next three years, we will focus even more on our clients’ needs, and on those markets and businesses where we are or can be a leader, while transforming our processes to become more integrated and automated. We have all the necessary levers at our disposal to increase our RoTE to greater than 13 percent by 2028 and we see significant potential to exceed this level on our path to market-leading returns.”
Focused growth
In 2026-2028, Deutsche Bank aims to drive focused growth in the most value-
accretive areas. The bank aims to achieve this by capitalizing on its leading position in its home market, integrating its Global Hausbank offering to provide a seamless client experience and leveraging its strengths and capabilities to help clients navigate a world in transition.

Media Release 3 | 7
Deutsche Bank plans to scale its Global Hausbank by investing in focused growth areas, such as asset gathering, payments and servicing and advisory across all businesses, while leveraging its leading position in its markets and financing businesses. Management expects to earn incremental revenues of about € 5 billion through 2028. The bank expects to generate about € 2 billion of its revenue growth by 2028 in Germany by leveraging home-market leadership across its four businesses and capturing opportunities from the upcoming fiscal stimulus, structural reforms, growth in private sector investment and incremental government spending on long-term transformation.
Strict capital discipline
From 2026, the bank plans to increase its payout ratio to shareholders to 60% of net profit attributable to Deutsche Bank shareholders, up from 50% expected for the full year 2025. The bank sees scope to make further distributions of excess capital, or deploy this capital to support focused growth, when the CET1 capital ratio sustainably exceeds 14%. Deutsche Bank has raised distributions to shareholders by around 50% per year since 2022.
The bank aims to increase capacity for distributions to shareholders by redeploying capital to more value-accretive business activities, enabling the bank to reduce or eliminate the capital burden from sub-hurdle areas. Measures to increase capital productivity include disciplined pricing and adherence to return hurdles as well as re-allocating capital away from below-hurdle sub-portfolios and active balance sheet management.
A scalable operating model
For the years 2026 to 2028, Deutsche Bank has identified significant upside potential from scaling its operating model. By further integrating and automating processes, scaling its platforms and deploying AI at scale, the bank plans to unlock further efficiencies, further enhance client experience and thereby support business growth. By 2028, gross efficiencies of around € 2 billion are expected to partly offset cost increases from incremental investments, inflation and business growth. This is expected to limit the rise in noninterest expenses to around € 22 billion in 2028, a rise of 2% per year compound from 2025 through 2028. The bank therefore expects to continue to grow revenues faster than costs and move to a cost/income ratio target of below 60% in 2028.
Raja Akram, Chief Financial Officer Designate, said: “We will pivot to accelerated growth and have set ourselves clear objectives. We will make focused investments starting in 2026 in value-creating areas to continue on our growth path. At the same time, we are committed to deploy capital in a disciplined manner and realize additional cost efficiencies reflecting a scalable operating model. We are confident that these measures will enable us to significantly increase the proportion of our capital deployed in value-accretive areas.”

Media Release 4 | 7
Potential to exceed RoTE target of greater than 13%
Deutsche Bank is firmly committed to achieving its 2028 RoTE target of greater than 13% with the necessary levers fully within its control. In addition, the bank envisions material upside potential driven by external factors. These include:
•Potential greater-than-anticipated positive impacts from factors currently reflected in the bank’s financial plans from 2026 to 2028, including deeper structural reform and stronger multiplier effects from fiscal stimulus in
Germany, and business generation and financial benefits from AI which exceed the bank’s ‘base case’ scenarios
•Potential positive impacts from EU-wide initiatives not included in the bank’s financial plans, including capital market harmonization, Savings and
Investment Union, and potential regulatory adjustments to create a banking industry ‘level playing field’ between Europe other jurisdictions including the US
2025 forecasts in line with targets
Deutsche Bank today also published its full-year 2025 forecasts for key metrics.
The bank forecasts full-year revenues of around € 32 billion, noninterest expenses of around € 20.6 billion, reflecting the completion of the bank’s € 2.5 billion operating efficiency program, and profit before tax of approximately € 10 billion.
The year-end 2025 CET1 capital ratio is forecast to be approximately 14%. Full-
year RoTE is forecast to be above 10% and the cost/income ratio is forecast to be below 65%, both in line with 2025 targets.
James von Moltke, Chief Financial Officer, said: “We are on track to meet our financial targets for 2025, including Return on Tangible Equity of more than 10 percent. This is an important milestone for Deutsche Bank and reflects the benefits of our transformation and the dedication of our people over the past several years. With our restored profitability and strengthened foundations,
Deutsche Bank is well positioned to embark on the next stage in its journey to
European leadership.”
Deutsche Bank will host an Investor Deep Dive starting at 14:00 CET today.
Christian Sewing, Chief Executive Officer, James von Moltke, Chief Financial
Officer, Raja Akram, Chief Financial Officer Designate, and the heads of the bank’s businesses will review the bank’s current transformation and outline its future strategy and financial objectives at Group and divisional level. The materials and a webcast will be available on https://investor-relations.db.com.

Media Release 5 | 7
For further information please contact:
Deutsche Bank AG
Media Relations
Michael Steen
Phone: +49 69 910 40059
Email: michael.steen@db.com
Charlie Olivier
Phone: +44 207 57866
Email: charlie.olivier@db.com
Christian Streckert
Phone: +49 69 910 38079
Email: christian.streckert@db.com
Investor Relations
+49 800 910-8000
db.ir@db.com

Media Release 6 | 7
About Deutsche Bank
Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.
Forward-looking statements
This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in the light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.
Such factors include the conditions in the financial markets in Germany, in Europe, in the United
States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our latest SEC Form 20-F under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.
Basis of accounting
Deutsche Bank’s financial information presented in this Media Release and the Investor Deep Dive presentations are prepared based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union
(“EU”), including application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (the “EU carve-out”), and Deutsche Bank’s financial targets and capital objectives are based thereon as well. Fair value hedge accounting under the EU carve-out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from
Treasury activities.  The impacts from applying the EU carve-out on the bank’s fourth quarter 2025 and full year 2025 forecasted results are currently not estimable.
Use of Non-GAAP Financial Measures
This release and other documents the bank has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the bank’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the bank’s financial statements.
Examples of the bank’s non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Media Release 7 | 7

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) attributable to Deutsche Bank shareholders for the segments, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments	Profit (loss)
Net interest income in the key banking book segments	Net interest income
Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity
(based on Profit (loss) attributable to Deutsche
Bank shareholders after AT1 coupon), Post-tax
return on average tangible shareholders’ equity
(based on Profit (loss) attributable to Deutsche
Bank shareholders after AT1 coupon)
Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding